ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue
Vancouver, British Columbia, Canada, V5T 1A4

July 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Electrameccanica Vehicles Corp. (the “Company”)
File No. 333-222814
Registration Statement on Form F-1

Ladies and Gentlemen:

The Company hereby withdraws the request contained in its letter to the Securities and Exchange Commission, dated July 25, 2018 to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:00pm Eastern Time on Thursday, July 26, 2018, or as soon thereafter as practicable.

Very truly yours,

ELECTRAMECCANICA VEHICLES CORP.

By:	/s/Isaac Moss
Name:	Isaac Moss
Title:	Senior Vice President, Operations